July 7, 2023

SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attn: John Cannarella, Jenifer

Gallagher, John Coleman, Cheryl

Brown, and Laura Nicholson

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated June 15, 2023 regarding
Foremost Lithium Resource & Technology Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed June 6, 2023
File No. 333-272028

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the June 15, 2023 letter regarding the above-referenced Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) of Foremost Lithium Resource & Technology Ltd. (the “Company”, “we,” “our,” or “us”) filed on June 6, 2023. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Our responses are as follows:

Amendment No. 1 to Registration Statement on Form F-1 filed June 6, 2023

Dilution, page 33

Staff Comment No. 1

We note that your dilution table assumes US$((2,069,200)) of net tangible book value and US$10,961,111 of pro forma as adjusted net tangible book value as of December 31, 2022. Please provide us with a reconciliation of each of these amounts starting with amounts reflected in your financial statements and all adjustments utilized in your calculation of net tangible book value and pro forma as adjusted net tangible book value.

Company’s Response

There was an error in the calculation in the F-1/A previously filed. We have revised the disclosure on page 33 to provide a corrected pro forma as adjusted net tangible book value of $1,765,212, being the sum of the actual net tangible book value of $(2,069,200) and the estimated net proceeds of the offering of $3,834,412.

Description of Share Capital, page 116

Staff Comment No. 2

In your response to prior comment 7 you state that the share consolidation will occur prior to effectiveness of the registration statement at a ratio between 40 and 60. We note you have presented certain share information in this amendment to the registration statement which gives effect to the share consolidation at an assumed ratio of 1-for-50. Further, we note you indicate in your response that the share consolidation will be reflected retrospectively in your financial statements for the year ended March 31, 2023. Please clarify whether it is your intent to retrospectively present the share consolidation in the historical financial statements included in the registration statement prior to effectiveness pursuant to paragraph 64 of IAS 33, or you intend to depict the share consolidation in a pro forma presentation outside of the historical financial statements.

Securities and Exchange Commission

Company’s Response

We have revised the registration statement on page 14 to provide a pro forma presentation of the summary financial statements reflecting the share consolidation.

Exhibits

Staff Comment No. 3

We note that the fee table included in Exhibit 107 indicates that it includes common stock issuable upon exercise of the underwriters’ over-allotment option to purchase additional shares in an amount representing 15% of the common shares sold in the offering. However, it does not appear that the calculations in the fee table include all shares of common stock quantified on the prospectus cover page, including the shares underlying the over-allotment option, at the high end of the price range disclosed on the prospectus cover page. Please revise.

Company’s Response

We have revised the fee table on Exhibit 107 to reflect the shares to be offered, at the high end of the price range, as disclosed on the prospectus cover page.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 330-8067, or Anthony Epps of Dorsey & Whitney LLP, our outside legal counsel at (303) 352-1109.

Sincerely,

/s/ Jason Barnard

Foremost Lithium Resource & Technology Ltd.
Jason Barnard
President and Chief Executive Officer

cc:	Anthony Epps, Esq., Dorsey & Whitney LLP